UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO
                           FILED PURSUANT TO 13d-2(a)
                                (Amendment No. )*


                         Stratford American Corporation
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                                (Name of Issuer)

                          Common Stock, $0.01 par value
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                         (Title of Class of Securities)

                                   86279E 10 2
                                ----------------
                                 (CUSIP Number)

                 Dale M. Jensen, 9800 East Dynamite Road, # 229,
                      Scottsdale, AZ 85255 (602) 563-8577
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  July 2, 1997
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 4 Pages)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
---------------------                                          -----------------
CUSIP No. 86279E 10 2                                          Page 2 of 4 Pages
---------------------                                          -----------------
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               Dale M. Jensen
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*
               PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED  PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

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6         CITIZENSHIP OR PLACE OF ORGANIZATION
               United States (Arizona)
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                             7         SOLE VOTING POWER
        NUMBER OF
         SHARES              ---------------------------------------------------
      BENEFICIALLY           8         SHARED VOTING POWER
        OWNED BY                             6,079,519
          EACH               ---------------------------------------------------
        REPORTING            9         SOLE DISPOSITIVE POWER
         PERSON
          WITH               ---------------------------------------------------
                             10        SHARED DISPOSITIVE POWER
                                             6,079,519
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               6,079,519
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               6.9%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
               IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.           Security and Issuer

This statement relates to Common Stock, $0.01 par value. The name of the issuer is Stratford American Corporation and the address of its principal executive offices is 2400 East Arizona Biltmore Circle, Building 2, Suite 1270, Phoenix, Arizona 85016.

Item 2.           Identity and Background

(a) The name of the person filing this statement is Dale M. Jensen. Mr. Jensen is a member of JDMD Investments, L.L.C. ("JDMD"), which was formerly known as JDMK Investments, L.L.C.

(b) Mr. Jensen's address is 9800 East Dynamite Road, #229, Scottsdale, Arizona 85255.

(c) Mr. Jensen's principal occupation or employment is investing for his own account out of his home and not for any organization. The address out of which Mr. Jensen conducts such occupation is 9800 East Dynamite Road, #229, Scottsdale, Arizona 85255.

(d)      During the last five  years,  Mr.  Jensen has not been  convicted  in a
         criminal   proceeding   (excluding   traffic   violations   or  similar
         misdemeanors).

(e) During the last five years, Mr. Jensen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)      Mr. Jensen is a United States citizen.

Item 3.           Source and Amount of Funds or Other Consideration

Mr. Jensen did not acquire the securities directly. Rather, he acquired a 25% interest in JDMD on July 2, 1997. The source of the consideration for his purchase of an investment in JDMD was personal funds.

Item 4.           Purpose of Transaction

Mr. Jensen acquired the securities for investment. Mr. Jensen has no plans or proposals which relate to or would result in any of the actions listed in Items 4(a) through 4(j) of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

(a) Mr. Jensen beneficially owns 6,079,519 shares, or 6.9%, of the issuer's Common Stock. Mr. Jensen is a 25% member of a limited liability company, JDMD. This number represents 25% of the 24,318,077 shares held by JDMD.

(b) Mr. Jensen shares the power to vote or to direct the vote and to dispose or direct the disposition of the

         6,079,519 shares beneficially owned by him.

(c) There were no transactions in the Common Stock effected by Mr. Jensen during the past 60 days or since the most recent filing on Schedule 13D, whichever is less.

(d) JDMD has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. The members of JDMD are Mr. Jensen, Mel L. Shultz, David H. Eaton, and Gerald J. Colangelo.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.           Material to be Filed as Exhibits

None.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 1, 1998
                                             -----------------------------------
                                             Date

                                                  /s/ Dale M. Jensen
                                             -----------------------------------
                                             Signature

                                             Dale M. Jensen
                                             -----------------------------------
                                             Name/Title
                                  Page 4 of 4